Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation (the “Company”) #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change January 19, 2009
Item 3	News Release The news release dated January 19, 2009 was disseminated through Marketwire’s Canadian Timely Disclosure Network.
Item 4

Summary of Material Change

The Company announced the results of 18 column leach tests from the Represa Zone at its 100% owned Camino Rojo project located in the State of Zacatecas, Mexico.  These test results indicate that near-surface oxide mineralization at the Represa Zone is amenable to simple and cost effective heap leach processing methods.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated January 19, 2009. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 19th day of January, 2009.

NEWS RELEASE

January 19, 2009	TSX Venture Symbol: CPQ

Positive Initial Metallurgical Results From Camino Rojo Project

Vancouver, B.C. - Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of 18 column leach tests from the Represa Zone at its 100% owned Camino Rojo project located in the State of Zacatecas, Mexico.  These test results indicate that near-surface oxide mineralization at the Represa Zone is amenable to simple and cost effective heap leach processing methods.

Highlights of the column leach tests indicate:

•	Gold recoveries are relatively insensitive to crush size and average 76% for oxide mineralization at a comparatively coarse 3/4 inch feed size

•	Gold recoveries of up to 62% from transitional oxide/sulphide mineralization; and

•	Moderate cyanide and lime consumption

The column tests were completed by SGS Minerals Services in Durango Mexico, a subsidiary of SGS Lakefield Research Laboratory.   Column tests were conducted over a 95 day period using samples from large diameter drill core crushed to feed sizes varying from 1 1/2 inches to 3/8 inches.

Oxide Column Test Results:

Column	Crush Size (inches)	Calculated Head Grade		Extraction		Consumption
		Gold (g/t)	Silver (g/t)	Gold (%)	Silver (%)	NaCN (kg/T)	CaO (kg/T)
CRM-06-1	1 1/2	0.672	8.27	72.59	12.84	0.66	2.29
	3/4	0.603	9.36	73.31	14.91	0.87	3.34
	3/8	0.537	9.00	73.65	19.02	0.81	4.28

CRM-06-2/3	1 1/2	1.952	10.63	83.66	12.05	0.79	2.36
	3/4	1.794	11.51	86.60	21.23	0.99	2.81
	3/8	1.795	11.58	86.49	25.27	1.23	4.60

CRM-14-1	1 1/2	0.508	19.24	62.14	30.39	0.78	3.00
	3/4	0.486	18.01	64.14	32.29	0.62	3.30
	3/8	0.486	18.01	61.81	28.06	0.91	4.30

CRM-20-1	1 1/2	0.369	14.09	65.15	23.16	0.58	2.63
	3/4	0.338	17.94	78.08	23.21	0.55	2.31
	3/8	0.359	15.26	74.81	30.88	0.71	3.55

Transitional Column Test Results:

Column	Crush Size (inches)	Calculated Head Grade		Extraction		Consumption
		Gold (g/t)	Silver (g/t)	Gold (%)	Silver (%)	NaCN (kg/T)	CaO (kg/T)
CRM-14-2	1 1/2	0.431	15.51	34.74	33.71	0.67	1.59
	3/4	0.446	13.63	36.35	38.95	0.61	1.44
	3/8	0.387	15.33	33.13	44.15	0.81	2.53

CRM-20-2	1 1/2	0.593	21.51	55.20	30.54	0.54	1.55
	3/4	0.585	28.58	62.39	31.74	0.47	1.48
	3/8	0.589	22.35	60.51	50.87	0.84	2.83

Additional testwork is planned for both oxide and transitional mineralization, as well as initial metallurgical studies for sulphide mineralization.

A recent independent resource estimate confirmed measured and indicated resources of 3.44 million ounces of gold and 60.7 million ounces of silver at the Represa Zone, with additional inferred resources of 0.56 million ounces of gold and 7.6 million ounces of silver.  Mineralization remains open for further expansion in both strike directions and to depth.  Reconnaissance exploration is underway to identify new target areas within the 340,000 hectare (more than 1,300 square mile) Camino Rojo property.

The Represa Zone is situated in flat terrain within an area of excellent infrastructure, less than 5 kilometers from a paved highway and high voltage power lines.   It is located 50 kms to the southeast of Goldcorp’s large-scale Penasquito Mine.

Ken McNaughton, P. Eng., is the qualified person responsible for the Camino Rojo exploration program. For further information, please contact:

Corporate Information:
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 629-8292

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-629-8293

Investor Inquiries:
Blaine Monaghan
Director, Investor Relations
Direct: (604) 629-8294
Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of gold and silver: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Disclosure of gold and silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization